================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                    FORM 11-K


                            ANNUAL REPORT PURSUANT TO
                        SECTION 15 (d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                     For the Fiscal Year Ended June 30, 1999


                         Commission File Number 0-18927




                         TANDY BRANDS ACCESSORIES, INC.
                           EMPLOYEES INVESTMENT PLAN

                              (full title of Plan)



                         TANDY BRANDS ACCESSORIES, INC.
                         690 East Lamar Blvd., Suite 200
                             Arlington, Texas 76011

         (Name of issuer of the securities held pursuant to the Plan and address of its principal executive office.)


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


                                    CONTENTS

                                                                          Page
                                                                          ----
TABLE OF CONTENTS .................................................       1
CERTIFIED PUBLIC ACCOUNTANT'S REPORT ..............................       4
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS ...................       5
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS ........       6
NOTES TO FINANCIAL STATEMENTS .....................................       7-11
SCHEDULES .........................................................       12-14
SIGNATURE PAGE ....................................................       15
CONSENT OF INDEPENDENT ACCOUNTANTS ................................       16

                         TANDY BRANDS ACCESSORIES, INC.
                           EMPLOYEES INVESTMENT PLAN

                              FINANCIAL STATEMENTS

                   FOR THE YEARS ENDED JUNE 30, 1999 AND 1998



                                                             [WHITLEY PENN LOGO]
                                       2

                         TANDY BRANDS ACCESSORIES, INC.
                           EMPLOYEES INVESTMENT PLAN

                              FINANCIAL STATEMENTS

                   FOR THE YEARS ENDED JUNE 30, 1999 AND 1998


                                TABLE OF CONTENTS

Report of Independent Auditors .......................................         4
Financial Statements:
    Statements of Net Assets Available for Benefits ..................         5
    Statements of Changes in Net Assets Available for Benefits .......         6

Notes to Financial Statements ........................................         7

Schedules:

      Item 27a - Schedule of Assets Held for Investment Purposes .....        13
      Item 27d - Schedule of Reportable Transactions .................        14




NOTE: All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted since they are either not applicable or the information required therein has not been included in the financial statements or notes thereto.


                                                             [WHITLEY PENN LOGO]
                                       3

[WHITLEY PENN LETTERHEAD]

                         REPORT OF INDEPENDENT AUDITORS


To the Administrative Committee and Participants of
Tandy Brands Accessories, Inc. Employees Investment Plan


We have audited the accompanying statements of net assets available for benefits of Tandy Brands Accessories Inc. Employees Investment Plan ("the Plan") as of June 30, 1999 and 1998 and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Tandy Brands Accessories, Inc. Employees Investment Plan as of June 30, 1999 and 1998, and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole


/s/ WHITLEY PENN

Fort Worth, Texas
March 10, 2000

               TANDY BRANDS ACCESSORIES, INC. EMPLOYEES INVESTMENT
              PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                                             JUNE 30,
                                                                      1999                1998
                                                                  -----------        -----------
ASSETS
Cash and cash equivalents                                         $       724        $     5,143

Receivables                                                            31,903             33,430
  Employee contributions
  Employer contributions                                              154,413            110,867
  Other                                                                    --              1,349

Investment in Tandy Brands Accessories, Inc. common stock,
  at fair value                                                    16,396,468         18,162,076

Investment in The Bombay Company, Inc. common stock,
  at fair value                                                           592                375
                                                                  -----------        -----------
Total assets                                                       16,584,100         18,313,240


LIABILITIES
Federal withholding payable                                                --             36,816
Excess contributions payable                                          205,894            195,739
Line of credit (Note H)                                             1,367,898          1,068,705
                                                                  -----------        -----------
                                                                    1,573,792          1,301,260
                                                                  -----------        -----------

Net assets available for benefits                                 $15,010,308        $17,011,980
                                                                  ===========        ===========


See accompanying notes.                5

            TANDY BRANDS ACCESSORIES, INC. EMPLOYEES INVESTMENT PLAN STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                         YEAR ENDED JUNE 30,
                                                                       1999                 1998
                                                                   ------------         ------------
Additions to net assets
  Investment income
    Net realized and unrealized appreciation (depreciation)
        of investments                                             $ (1,552,936)        $  8,786,017
    Interest and dividends                                                6,433               11,774
                                                                   ------------         ------------
                                                                     (1,546,503)           8,797,791

Contributions
  Employee contributions                                                482,529              371,865
  Employer contributions                                                723,516              527,747
                                                                   ------------         ------------
                                                                      1,206,045              899,612
                                                                   ------------         ------------

Total additions (subtractions) to net assets                           (340,458)           9,697,403

Deductions from net assets
  Benefit distributions                                               1,354,232            1,622,974
  Interest expense                                                      102,398                   --
  Administrative expenses                                                (1,310)               6,395
  Contribution refunds                                                  205,894              499,079
                                                                   ------------         ------------

Total deductions to net assets                                        1,661,214            2,128,448
                                                                   ------------         ------------

Net increase (decrease)                                              (2,001,672)           7,568,955

Net assets available for benefits, beginning of year                 17,011,980            9,443,025
                                                                   ------------         ------------
Net assets available for benefits, end of year                     $ 15,010,308         $ 17,011,980
                                                                   ============         ============


See accompanying notes.                6

            TANDY BRANDS ACCESSORIES, INC. EMPLOYEES INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                  JUNE 30, 1999


A.   DESCRIPTION OF PLAN

The following description of the Tandy Brands Accessories Inc. Employees Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

Tandy Brands Accessories, Inc. (the "Company") established the Plan effective as of January 1, 1991. The Plan is a defined contribution plan covering employees of the Company who have completed two years of service, of not less than 1,000 hours per year. The Plan is subject to Titles I and II of the Employees Retirement Income Security Act of 1974 (ERISA) relating to the protection of employee benefit rights and amendments to the Internal Revenue Code, respectively, but is not subject to Title IV, relating to plan termination insurance coverage, such insurance will not be extended to participants in the Plan in the future.

CONTRIBUTIONS

A participant contributes to the Plan 5% of his qualifying compensation and, for participants who are employed on the last day of the calendar quarter, such contribution is matched by a quarterly Company contribution equal to 7 1/2% of the participants' qualifying compensation for the applicable quarter.

A participant is not subject to federal income tax on Company contributions to the Plan, or other accumulations, until he makes a withdrawal from the Plan.

PARTICIPANT ACCOUNTS

During the year, the Plan converted from unit accounting to share accounting for the participant's accounts, further discussed in Note J. Each participant's account is credited with the participant's contribution monthly and the Company's contribution for each calendar quarter. The valuation date for participant contributions is the day the contribution is received or the following day. For each calendar quarter the Company's contribution will be allocated as of the last day of the quarter.

VESTING

Participants are immediately vested (at all times) in all contributions plus actual earnings thereon.

            TANDY BRANDS ACCESSORIES, INC. EMPLOYEES INVESTMENT PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


A.   DESCRIPTION OF PLAN - CONTINUED

PAYMENT OF BENEFITS

On termination of service due to death or retirement, or in instances of disability, financial hardship or attainment of age 59 1/2, a participant may elect to receive (a) lump-sum payment in cash, (b) monthly installments over any designated period of years, not to exceed ten years, or (c) a combination of lump-sum payment in cash and Company stock.


B.   SUMMARY OF SIGNIFICANT ACCOUNT POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared using the accrual method of accounting.

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments, primarily stock of the Company, are stated at fair value. The Company stock is valued at its quoted market price. This investment is subject to market or credit risks customarily associated with equity investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

PAYMENT OF BENEFITS

Benefits are recorded when paid.


C.   TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated November 28, 1994, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

            TANDY BRANDS ACCESSORIES, INC. EMPLOYEES INVESTMENT PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


D. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.


E. ADMINISTRATION OF PLAN ASSETS

THE Plan's assets, which consist principally of Tandy Brands Accessories, Inc. common shares, are held by the trustee of the Plan.

Contributions are held and managed by the trustee, which invests cash received and interest income, and makes distributions to participants.

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Administrative expenses related to the Plan are paid directly by the Company.


F. INVESTMENTS

The Plan's investments are held by a brokerage-administered trust. During 1999 and 1998, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value by $(1,552,936) and $8,786,017, respectively, as follows:





                                                                NET APPRECIATION
                                                                 (DEPRECIATION)
                                                                 IN FAIR VALUE   FAIR VALUE AT
                                                                  DURING YEAR     END OF YEAR
                                                                  ------------    ------------
Year Ended June 30, 1999:
   Fair value as determined by quoted
   market price:
     Common stock:
       Tandy Brands Accessories, Inc.                             $ (1,553,153)   $ 16,396,468
       The Bombay Company, Inc.                                            217             592
                                                                  ------------    ------------
                                                                  $ (1,552,936)   $ 16,397,060
                                                                  ============    ============

Year Ended June 30, 1998:
   Fair value as determined by quoted
   market price:
     Common stock:
       Tandy Brands Accessories, Inc.                             $  8,786,037    $ 18,162,076
       The Bombay Company, Inc.                                            (20)            375
                                                                  ------------    ------------
                                                                  $  8,786,017    $ 18,162,451
                                                                  ============    ============

            TANDY BRANDS ACCESSORIES, INC. EMPLOYEES INVESTMENT PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


F. Investments - CONTINUED

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                                 1999          1998
                                                                 ----          ----
   Tandy Brands Accessories, Inc. Common Stock
      (957,458 and 975,145 shares, respectively)             $16,396,468   $18,162,076


G. BENEFITS PAYABLE

Net assets available for benefits at June 30, 1999 and 1998 includes $326,705 and $1,036,962, respectively, allocated to participants who have elected to withdraw from the Plan but have not been paid as of year end.


H. LINE OF CREDIT

On February 13, 1998, the Plan entered into a revolving line of credit agreement with NationsBank of Texas, N.A. (the "Bank") in the amount of $1,500,000, or such lesser aggregate amount of advances. The line of credit bears interest at the lesser of (a) the sum of the eurodollar rate for the applicable interest period, plus three quarter percent (.75%) or (b) the highest nonusurious rate of interest permitted by applicable law on such day. Interest payments are due monthly. On August 13, 1998, the Plan amended their revolving line of credit to increase the available amount to $2,500,000. The unpaid principal amount and all accrued-but-unpaid interest thereon, shall be due and payable on February 12, 2000.

As security for the payment and performance of the line of credit, the Plan has pledged and granted a security interest in and to three hundred fifty-seven thousand one hundred forty-three (357,143) shares of common stock of Tandy Brands Accessories, Inc. When the line of credit has been paid and performed in full and all commitments to lend under the agreement have terminated, the pledge agreement shall terminate and be of no further force or effect.


I. CONTRIBUTION REFUNDS

For the years ended June 30, 1999 and 1998, the excess contribution refunds was $205,894 and $195,739, respectively. The plan's sponsor paid all taxes related to these refunds.

            TANDY BRANDS ACCESSORIES, INC. EMPLOYEES INVESTMENT PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


J. PLAN AMENDMENT

On February 4, 1999, the Plan's sponsor approved several Plan amendments effective April 1, 1999. The more significant provisions approved include the adoption of a 401(k) feature to allow participant salary deferrals; removal of Frost National Bank as trustee and appointment of Merrill Lynch as successor trustee; and the removal of Deloitte & Touche as the Trusts' recordkeeper and the appointment of Benefit Management Pro Systems, Inc. as the Trusts' successor recordkeeper.

As a part of the amendment, the valuation of accounts will no longer be expressed in units, but will be converted into shares of Tandy Brands Accessories, Inc. common stock. As of June 30, 1999, participant accounts will be expressed in actual number of shares of Tandy Brands stock plus the value of any cash or other investments. This will enable the accounts to be valued on a daily basis instead of quarterly, as it has been done in the past. This new feature also allows terminating participants the freedom to request withdrawals from the plan on a daily basis instead of waiting to the end of the calendar quarter to withdraw account balances.


K. SUBSEQUENT EVENT

On September 10, 1999, the Plan reduced their revolving line of credit from $2,500,000 to $1,500,000.

On March 4, 2000, the Plan's sponsor approved the removal of Merrill Lynch as trustee and appointment of Morgan Stanley Dean Witter as successor trustee.

                                   SCHEDULES

                                                              OMB No. 1210-0016
                                                            --------------------
                                                                    1998

                                                            --------------------
                                                              THIS FORM IS OPEN
                                                            TO PUBLIC INSPECTION
                                                            --------------------

                                   SCHEDULE G
                                  (FORM 5500)
                           Department of the Treasury
                            Internal Revenue Service

                                  ------------

                              Department of Labor
                  Pension and Welfare Benefits Administration

                              FINANCIAL SCHEDULES

This schedule may be filed as an attachment to the Annual Report Return/Report
   Form 5500 under Section 104 of the Employee Retirement Income Security Act
                         of 1974, referred to as ERISA.

               SEE THE INSTRUCTIONS FOR ITEM 27 OF THE FORM 5500.
                            o ATTACH TO FORM 5500.

For calendar plan year 1998 or fiscal plan year beginning July 1, 1998, and ending June 30, 1999

Name of plan sponsor as shown on line 1a of Form 5500

TANDY BRANDS ACCESSORIES, INC.
--------------------------------------------------------------------------------

NAME OF PLAN

TANDY BRANDS ACCESSORIES, INC. EMPLOYEE INVESTMENT PLAN
--------------------------------------------------------------------------------
EMPLOYER IDENTIFICATION NUMBER

75:2349915
-------------------------------------
Three-digit
plan number ->  001
-------------------------------------

PART I  SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES--SEE FORM 5500, ITEM 27a


                   (b)                                    (c)                                (d)                    (e)
(a)     Identity of issue, borrower,       Description of investment including               Cost               Current value
        lessor, or similar party           maturity date, rate of interest,
                                           collateral, par or maturity value

        The Bombay Company, Inc.           79 shares of common stock                               90                      593
---     -------------------------------    ---------------------------------------------     ---------         ---------------
 *      Tandy Brands Accessories, Inc.     958,458 shares of common stock                    7,516,395              16,396,520
---     -------------------------------    ---------------------------------------------     ---------         ---------------

---     -------------------------------    ---------------------------------------------     ---------         ---------------

---     -------------------------------    ---------------------------------------------     ---------         ---------------

---     -------------------------------    ---------------------------------------------     ---------         ---------------

---     -------------------------------    ---------------------------------------------     ---------         ---------------

---     -------------------------------    ---------------------------------------------     ---------         ---------------

---     -------------------------------    ---------------------------------------------     ---------         ---------------

---     -------------------------------    ---------------------------------------------     ---------         ---------------

---     -------------------------------    ---------------------------------------------     ---------         ---------------

---     -------------------------------    ---------------------------------------------     ---------         ---------------

---     -------------------------------    ---------------------------------------------     ---------         ---------------

---     -------------------------------    ---------------------------------------------     ---------         ---------------

---     -------------------------------    ---------------------------------------------     ---------         ---------------

---     -------------------------------    ---------------------------------------------     ---------         ---------------



FOR PAPERWORK REDUCTION ACT NOTICE, SEE THE INSTRUCTIONS FOR FORM 5500.               MGA          SCHEDULE G (FORM 5500) 1998

Schedule G (Form 5500) 1998                                              Page 3

PART IV   SCHEDULE OF LEASES IN DEFAULT OR CLASSIFIED AS UNCOLLECTIBLE--SEE FORM 5500, ITEM 27c.

(a)          (b)                  (c)                              (d)                           (e)
                                                     Terms and description (type of
                          Relationship to plan,    property, location and date it was
         Identity of       employer, employee        purchased, terms regarding rent,
        lessor/lessee    organization, or other        taxes, insurance, repairs,           Original cost
                            party-in-interest        expenses, renewal options, date
                                                           property was leased)
---    -------------     ----------------------    -----------------------------------   ---------------------

---    -------------     ----------------------    -----------------------------------   ---------------------

---    -------------     ----------------------    -----------------------------------   ---------------------

---    -------------     ----------------------    -----------------------------------   ---------------------

---    -------------     ----------------------    -----------------------------------   ---------------------

---    -------------     ----------------------    -----------------------------------   ---------------------

---    -------------     ----------------------    -----------------------------------   ---------------------

---    -------------     ----------------------    -----------------------------------   ---------------------

     (f)                  (g)              (h)               (i)              (j)
                      Gross rental      Expenses
   Current              receipts       paid during       Net receipts      Amount in
   value at            during the       the plan                            arrears
time of lease          plan year          year
--------------       -------------    ------------      ------------       ----------

--------------       -------------    ------------      ------------       ----------

--------------       -------------    ------------      ------------       ----------

--------------       -------------    ------------      ------------       ----------

--------------       -------------    ------------      ------------       ----------

--------------       -------------    ------------      ------------       ----------

--------------       -------------    ------------      ------------       ----------

--------------       -------------    ------------      ------------       ----------




PART V   SCHEDULE OF REPORTABLE TRANSACTIONS--SEE FORM 5500, LINE 27d.


     (a)                           (b)                       (c)               (d)              (e)
Identity of party         Description of asset
    involved          (include interest rate and          Purchase       Selling price     Lease rental
                        maturity in case of a loan)         price
-----------------     ------------------------------     -----------    --------------     ------------
Frost National        Short Term Treasury Obligation       1,469,577        1,469,577                 0
Bank                   Fund
-----------------     ------------------------------     -----------    --------------     ------------

-----------------     ------------------------------     -----------    --------------     ------------

-----------------     ------------------------------     -----------    --------------     ------------

-----------------     ------------------------------     -----------    --------------     ------------

-----------------     ------------------------------     -----------    --------------     ------------

-----------------     ------------------------------     -----------    --------------     ------------

-----------------     ------------------------------     -----------    --------------     ------------



    (f)                  (g)             (h)                  (i)
  Expense              Cost of       Current value     Net gain or (Loss)
  incurred              asset         of asset on
   with                               transaction
 transaction                             date
--------------       -------------   -------------     ------------------
             0                   0               0                     0
--------------       -------------   -------------      ----------------

--------------       -------------   -------------      ----------------

--------------       -------------   -------------      ----------------

--------------       -------------   -------------      ----------------

--------------       -------------   -------------      ----------------

--------------       -------------   -------------      ----------------

--------------       -------------   -------------      ----------------

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                              TANDY BRANDS ACCESSORIES, INC.
                                              EMPLOYEES INVESTMENT PLAN



                                              /s/ J.S.B. Jenkins
                                              ----------------------------
                                              J.S.B. Jenkins
                                              Administrative Committee Member



Date: March 31, 2000

[WHITLEY PENN LETTERHEAD]



                       CONSENT OF INDEPENDENT ACCOUNTANTS


We consent to the incorporation of our report dated March 10, 2000, accompanying the financial statements included in this annual report on Form 11-K, in the registration statement of Form S-8 (Registration No. 33-41262) pertaining to the Tandy Brands Accessories, Inc. Employees Investment Plan and the related prospectus.




/s/ WHITLEY PENN

Fort Worth, Texas
March 10, 2000